Exhibit 99.06

NEWS RELEASE

ORLA MINING COMPLETES SECOND TRANCHE DRAWDOWN OF US$50 MILLION ON PROJECT FINANCE FACILITY

VANCOUVER, BC – November 2, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce that the Company has completed the second tranche drawdown of US$50 million on its previously announced Project Finance Facility (“Credit Facility”). The funds will be used towards the development of the Camino Rojo Oxide Gold Project (“Camino Rojo”) located in Zacatecas State, Mexico.

All conditions precedent for the second drawdown have been satisfied, including the receipt of key mine permits at Camino Rojo. To date, US$75 million of the US$125 million Credit Facility has been drawn. Under the terms of the Credit Facility, the third and final tranche of US$50 million must be drawn within six months of the second tranche and remains subject to meeting certain conditions precedent. The term of the Credit Facility is five years and bears interest at 8.8% per annum. For additional details on the Credit Facility, please refer to the Company’s News Releases dated October 21, 2019 and December 18, 2019.

Orla has the two principal permits necessary and construction activities at Camino Rojo are underway. At the end of the third quarter of 2020, detailed engineering was 87% complete and commitments for equipment and contracts totalled US$67 million. Current construction activities include mobilization of the earthworks contractor, installation of the construction camp and offices, and site fence erection. A power line to site has been approved by the federal electricity commission (“CFE”) and construction is currently underway ahead of schedule, which is anticipated to result in cost savings during the first year of operation. Process plant equipment, including crusher and conveyors, is expected to start arriving on site in November 2020.

The next phase of construction will be the earthworks, which can commence upon the placement of a required environmental bond. As a condition of the Company’s Environmental Impact Statement (“Manifestos de Impacto Ambiental” or “MIA”), Orla submitted a Technical Economic Study on August 27, 2020 to the Mexican Federal Environmental Department ("SEMARNAT"). Upon acceptance of the study by SEMARNAT, the environmental bond will be placed.

Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of employees and local communities. To date, the Company has reported zero cases of COVID-19. Orla is closely monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, construction costs and schedule, as well as community and government relations.

NEWS RELEASE

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the use of funds, the timing of meeting certain conditions with respect to the Credit Facility and the approval of the MIA, the timing of commencement of construction activities and equipment delivery, the results of exploration and planned exploration programs, anticipated cost savings, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all conditions of the Credit Facility and the MIA will be met, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com
info@orlamining.com

2